EXHIBIT 21
Subsidiaries of Time Warner Cable
Time Warner Cable Inc. maintains approximately 90 subsidiaries. Set forth below are the names of certain controlled subsidiaries, at least 50% owned, directly or indirectly, of Time Warner Cable Inc. as of December 31, 2009, that own and operate cable television systems and/or provide VoIP or internet services. The names of various consolidated wholly owned subsidiaries that carry on the same line of business as Time Warner Cable Inc. have been omitted. None of the omitted subsidiaries, considered either alone or together with the other subsidiaries of its immediate parent, constitutes a significant subsidiary.

State of Other
Jurisdiction of
Name	Incorporation

Time Warner Cable Inc.	Delaware

Time Warner Cable LLC	Delaware

TWC Communications, LLC	Delaware

TW NY Cable Holding Inc.	Delaware(1)

Time Warner NY Cable LLC	Delaware(1)

Time Warner Entertainment Company, L.P.	Delaware

Erie Digital Phone, LLC	Delaware

Road Runner HoldCo LLC	Delaware

TWC Digital Phone LLC	Delaware

Time Warner Entertainment-Advance/Newhouse Partnership	New York(2)
(1) Less than 100% owned
(2) Advance/Newhouse Partnership holds a minority general partnership interest representing 100% economic interest only in cable systems held by a subsidiary of Time Warner Entertainment-Advance/Newhouse Partnership